Exhibit 99.4

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
CHINA HYDROELECTRIC CORPORATION
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 31, 2011

The undersigned shareholder of China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated October 4, 2011, and hereby appoints Mary E. Fellows proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 31, 2011 at 8:30 a.m., local time, at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York 10020, United States of America, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

PROPOSAL 1: Amendment by way of special resolution of Article 12 of the articles of association of the Company for clarification purpose.

FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 2: Re-election of Mr. Anthony H. Dixon and You-Su Lin to serve as Class II Directors for a three-year term.

	FOR	AGAINST	ABSTAIN
Anthony H. Dixon	☐	☐	☐
You-Su Lin	☐	☐	☐

PROPOSAL 3: Ratify the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2011.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: ______________, 2011

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 29, 2011. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney of such corporation.